Preventive Breakthrough Oxygenation June 2021 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated June 28, 2021 Relating to Preliminary Prospectus dated June 28, 2021 Registration No. 333 - 253920 www.inspira - technologies.com

This presentation highlights basic information about us and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement (including a prospectus, which currently is in preliminary form) with the SEC for the offe rin g to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should re ad the Preliminary Prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov . The Preliminary Prospectus, dated June 28, 2021, is available on the SEC website at www.sec.gov/edgar . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813 - 1010. Free Writing Prospectus Statement

This presentation of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities law. Words such as “expects,” “intends,” “plans, ” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements when it discusses its vision, the potential of its product, its strategy, market potential for its product, its paradigm, commercialization of its product, the potential to use it s product together with mechanical ventilation, reimbursement strategy for its product, regulatory approval process of its prod uct candidates, the benefits and use of its product candidates and its future growth. The presentation also contains estimates wi th respect to the Company’s health economics model. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections , many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or in dic ated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Com pan y’s preliminary prospectus dated June 28, 2021, filed with the SEC as a part of the Company’s Registration Statement on Form F - 1 (File No. 333 - 253920), and documents incorporated by reference therein. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements. Forward looking - Statements

Terms of the Offering 4 Issuer Inspira Technologies Oxy B.H.N. Ltd. Offering Type Initial Public Offering Price Range $5.50 - $7.50 Units Offered Up to 2,307,692 Units plus 15%, 45 - day overallotment option Gross Proceeds $15 Million Listing/Symbol Nasdaq: IINN and IINNW Pre - Offering Shares Outstanding 4,542,317 Ordinary Shares currently issued and outstanding Use of Proceeds (i) $1 MM for product integration; (ii) $7 MM – R&D, system engineering and regulatory approval process; (iii) $2 MM business development, marketing, go - to - market; (iv) The remainder for working capital and general corporate purposes Underwriters Aegis Capital Corp. – Bookrunning Manager Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

Vision Redefining Artificial Respiration to impact millions of lives We are a specialty medical device company developing proprietary respiratory support technology designed to prevent the need for mechanical ventilation which is the current standard of care. About Us Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Early oxygen saturation elevation and stabilization are key in preventing mechanical ventilation Mission Our Mission is to become the new standard of care for deteriorating patients with respiratory failure

Potential to lead the Early Oxygenation Market With Multiple Growth Drivers

Potential to revolutionize the early treatment options for patients experiencing respiratory failure

Expect multiple growth drivers for a more cost-effective treatment mass deployable in locations & healthcare centers without ICUs

Large growing market
The respiratory care market size is estimated to reach approximately $29.86 Bn by 2025[1]

Opportunity to **gain significant market share,** ~20 million patients annually admitted to ICUs, requiring acute respiratory care[2] with MV

Targeted Medical Device Companies

BD
PHILIPS
ResMed
GE Healthcare
Smith
GETINGE
Baxter
HAMILTON MEDICAL
SIEMENS Healthcare
Medtronic

* Trademarks are the property of their respective owners.

1. "Respiratory Care Devices Market by Product". Report by "Research and Market", June 2020. ID: 5129035
2. Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017.

Proprietary - Inspira Technologies Oxy B.H.N. Ltd.
INSPIRA

Redefining Artificial Respiration We have developed a direct blood oxygenation technology called Augmented Respiration Technology In 1 minute  , oxygen saturation levels can be elevated and stabilized in awake and breathing respiratory distressed patients* Comprises of a system and a disposable respiratory support unit with a business model that makes it possible to extend respiratory treatment  beyond ICUs ICU ER GMU EMS Small Hospitals Proprietary - Inspira Technologies Oxy B.H.N. Ltd. *Based on CRO study results. The ART 500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Expanding $29.86Bn Respiratory Care Market Beyond the ICU

Making acute respiratory treatment available in locations and medical facilities without ICUs

Drivers[1]

- Increase in incidence & prevalence of respiratory disease
- Rise of aged population
- Growing healthcare costs
- ~20 million MV patients treated annually in ICUs[2]
- Increased demand for new solutions



Emergency Medical Services
Small Urban & Rural Hospitals
General Medical Units
ICU

1. "Respiratory Care Devices Market by Product". Report by "Research and Market", June 2020. ID: 5129035
2. Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017

Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

INSPIRA

Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Inspira’s Paradigm Will prevent the need for MV • Awake patient • Increased early intervention • Reduced complications Will enable availability beyond ICU ART500 is suitable for deployment in a large variety of healthcare centers and locations Driving high rates of MV prevention across all regions • Increase treatment availability • Improved patient outcome • Reduced treatment costs Innovative Technology Early saturation elevation & stabilization

MV has Significant Disadvantages ¹ ˉ ³ MV requires intrusive intubation and a medically induced coma Potential Risks & Complications • Ventilator - induced lung injury (VILI) • Ventilator - associated pneumonia (VAP) • Pneumothorax & tracheomalacia • Pressure sores • Muscular atrophy • Requires weaning off MV High Cost of Treatment • Long hospitalizations stay • Increased complications • Patient Re - admissions • Limited to ICU Proprietary - Inspira Technologies Oxy B.H.N. Ltd. 1. Am J Respir Crit Care Med Vol. 196 , P 3 - 4 , 2017 . ATS Patient Education Series © 2017 American Thoracic Society 2. Diling Wu et al. Frontiers in pharmacology MINI REVIEW published: 09 May 2019 . doi : 10.3389 /fphar. 2019.00482 3. Kalil AC, Metersky ML, Klompas M, et al. Management of Adults With Hospital - acquired and Ventilator - associated Pneumonia: 2016 Clinical Practice Guidelines by the Infectious Diseases Society of America and the American Thoracic Society. Clin Infect Dis. 2016 ; 63 :e 61 - e 111 .

Augmented Respiration Technology Intended Patient Patients requiring respiratory support, experiencing deteriorating saturation levels (Candidates for MV) Unique Alternative Treat underlying respiratory problem while patient is awake & breathing spontaneously Patient Experience Patient awake, experiencing immediate saturation boost & relief. Reduced complications. No weaning Cost Advantages • Reduced hospital length of stay • Reducing re - admissions • Decreased treatment costs • Low cost of device & disposables units Ease of Use Semi - autonomous initiation system and one - click disposable cartridge eliminates need for perfusionist or highly specialized ICU staff Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

ART500 – How we expect the planned procedure to work

Awake and breathing patient lies back during the minimally invasive cannula insertion process into the jugular vein

Patient can choose to sit when the ART500 is activated

Dual lumen cannula draws blood at a low flow rate 1L/min

The ART500 oxygenates & removes CO_2, returning the enriched blood through the cannula in the jugular vein

Awake patient experiences immediate relief with overall saturation levels elevated within 1 minute


ART500

Early direct blood oxygenation to prevent MV

*Based on CRO study results. The ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

INSPIRA

The ART500 is Based on Inspira’s Proprietary Sub - Dynamic Technology Includes proprietary innovative features to prevent hemolysis  &  thrombosis Sub - Dynamic Direct Blood Oxygenation Sub - Dynamic Blood Circulation Actuated blood flow to effectively remove CO 2 and bond high concentrations of oxygen to the blood ~200cc of blood are being enriched at any given point, providing the patient a saturation boost within 1 minute Proprietary - Inspira Technologies Oxy B.H.N. Ltd. *Based on CRO study results. The ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in hu mans are unproven and speculative.

Dual Lumen Cannula & Adjustable Dual Lumen Component: Low impact radiography free dual lumen cannula with anti air - embolism mechanism * ART 500 Primary Sources A Sub - Dynamic Pump Component: Proprietary low flow pump preventing hemolysis & thrombosis Initiation System Component: Autonomous initiation system for self priming of the entire blood circuit A Disposable Unit (A cartridge containing oxygenator, pump head, sensors & tubing) Component: Safe, easy - to - insert disposable cartridge & accessory kit Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Extracorporeal Oxygenation Method Multi - Function: Early direct blood oxygenation to prevent need for MV * when used with initiation system

ART 500 Multi - Modalities Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Support awake & breathing patients with deteriorate respiratory failure ART 500 used to provide patients early saturation elevation & stabilization • Avoid intubation, coma and MV • Avoid VALI, VIDD and VAP MV When Where ICU ICU ICU Reducing risk of ventilator induced lung injury ART 500 would be added to ventilated patients reducing MV pressure level in lung • Reduce ventilation & weaning period • Reduce VALI, VIDD and VAP Support reducing weaning period ART 500 would be added to expedite weaning process & period • Reduce ventilation & weaning period • Reduce VALI, VIDD and VAP General Medical Unit How Value MV = Mechanical Ventilation VALI = Ventilator - associated lung injury VIDD = Ventilator - induced diaphragmatic dysfunction VAP = Ventilator - associated pneumonia

32.60 27.50 PC 02 (P< 0.01 ) Partial Pressure of carbon dioxide ART Off* ART On* Proprietary - Inspira Technologies Oxy B.H.N. Ltd. * Average results Study Results Substantial ongoing positive changes in the blood oxygenation levels 86.40% 95.30 % SAO 2 (P= 0.01 ) Oxygen Saturation levels ART Off* ART On* PAO2 (P<0.01) Partial Pressure of Oxygen ART Off* ART On* 51.8 mmHg 66.8 mmHg mmHg Reference for normal levels - Julia Hooley, MSN, RN. American Nurse Today. Volume 10 , Number 1 . January 2015 Throughout 2019 - 2020 , more than 40 pre - clinical studies were performed by the veterinary team at LAHAV CRO in Israel (FDA - approved research facility) in conjunction with Inspira's team. Our scientific advisory board members, who are experts in their fields, were integrally involved in or viewed the studies at real - time.

v $ 25 Bn Total Addressable Market for the ART 500 2 . Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017 20 million globally per year ² 1,250 $ per treatment $ 25 Bn Total Market Deploy ART 500 Systems Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

Market Penetration and Gaining Market Share Proprietary - Inspira Technologies Oxy B.H.N. Ltd. We have developed a flexible pricing model to drive adoption Disposable Units OPEX ART System distributed as an OPEX when bundled with 15 disposable respiratory support units Healthcare Centers, Medical Services & Medical Device Companies Priced at $ 1,250 per patient to support OPEX model Contracting regional providers for distribution & aftermarket services of system & supplies We have developed a flexible business model to drive global deployment Pricing model X 15 Novel technology ART 500 Disposable respiratory support units + Multi Revenue Streams Sales of Disposable Aftermarket Services

Reimbursement Inspira plans to utilize existing CPT Codes using a “ New Approach ” to an existing procedure Reduced patient complications Reduced length of stay & re - admissions Reduced costs & operational expenses Reduced hospital & staff burden Proprietary - Inspira Technologies Oxy B.H.N. Ltd. cms.gov: MS DRG based reimbursement for respiratory care

Go-to-Market Strategy

Establishing multiple recurring revenue streams across medical sectors & markets

Pursuing world-wide regulatory approvals

FDA/CE

United States
Europe
Asia
South America
Africa, Middle East

Collaborating with strategic medical centers & services

Strategic partners for regional deployments

ICUs, General Medical Units, small urban & rural hospitals & Emergency Medical Services

Identified customer profiles

Leading medical centers & small hospitals & EMS:

- Early saturation elevation, preventing MV
- To be used with MV

Potentially, global medical device companies may acquire ART500 primary components for blood enrichment applications

Pursuing strategic investments by strategic partners

Global Medical Device Companies, Multinational Electronics Contract Manufacturers



Proprietary - Inspira Technologies Oxy B.H.N. Ltd. INSPIRA

FDA Taking a multi - step approach to the regulatory clearance process • Submit first 510 (K) in Q 4 - 2021 relating to primary sources of the ART 500 with additional 510 (k) filings planned for 2022 • Submission 510 (k) for ART 500 in Q 4 - 2022 to support Extracorporeal Life Support (ECLS) treatment and sales • An additional regulatory filing* is planned in 2023 for the multi - function sources of ART 500 with modifications to support early direct blood oxygenation as a new intent of use to elevate and stabilize oxygen saturation levels in awake patients. • When cleared, ART 500 will be our commercial respiratory support system • We plan to deploy the first ART 500 in ICUs CE • CE submission planned for the first half of 2023 Regulatory Clearance Proprietary - Inspira Technologies Oxy B.H.N. Ltd. To - date the ART 500 has not been tested on humans and is subject to the regulator ’ s requirement. *Will require a new 510 (k) marketing clearance or, depending on the modification, a de novo or other

Milestones Targeted for 2021 - 2022 2020 x Completed & tested prototype First 510 (k) filing First ART primary source orders, subject to regulatory clearance Collaboration with US leading medical center FDA multi - function source system filing Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Q 1 2021 x Collaboration with Sheba, Medical Center (Ranked 9 th ) Collaboration with medical device company Strategic manufacturing agreement Strategic distribution agreement Collaboration with pulmonary association Strategic Partner Investment ART Deployment In ICU

Leadership



Prof. Benad Goldwasser, MD, MBA

Chairman

Urologic surgeon, inventor, entrepreneur & venture capital investor.
Vast experience in leading high growth, publicly traded medical companies.
Co-founded Vidamed Inc., acquired by Medtronic Inc. (NYSE: MDT).
Co-founded Medinol, partnered with Boston Scientific (NYSE: BSX).



Joe Hayon, MBA

Co-Founder, President & CFO

Former CFO, CIO and Corporate Manager Elscint (Formerly NASDAQ & TSE : ELT), Sanmina - Medical Division (NASDAQ: SANM).
Plasan Group - Executed M&As and strategic joint ventures.
Experience in manufacturing & setting up operations to support high-growth delivery.



Dagi Ben-Noon, BSc

Co-Founder, CEO

Co-Founded Nano Dimension (NASDAQ : NNDM)
Served as COO & Director .
Serial entrepreneur & investor.
Multi-industry experience in growing companies from concept to market penetration and sales.



Dr. Udi Nossinovitch, MD, PhD

Co-Founder, CSO

Cardiologist, ICU Physician & Cardiology Researcher, Senior hyperbaric & diving physician.

Sheba Medical Center, Israel Naval Medical Institute, Technion Institute of Technology, Meir Medical Center, Tel Aviv University

Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

INSPIRA

Scientific Advisory Board



Prof Eli Gabbay, MD, FRACP

Respiratory Advisor

Respiratory physician & specialist in respiratory disease.
Professor of Respiratory Medicine at University of Notre Dame & University of WA.
Chairman of Research at UND, Director of the WA Lung Transplant Program, Sub-training at Freeman Hospital in Newcastle upon Tyne, Stanford University, Palo Alto & the Alfred Hospital, Melbourne.



Dr. Yigal Kasif, MD

ECMO Advisor

Cardiac Surgeon & Director of ECMO Israel, Adult Cardiac Surgery, Heart Transplants, Assist Devices & ECMO, Intensive Care Treatment, Sheba Medical Center at Sheba Hospital. Cambridge University, UCLA, Hebrew University of Jerusalem, Cardiac surgery clinical fellowship in UCLA and research fellowship at Cedars Sinai Medical Center.



Dr. Avraham Abutbul, MD

ICU Respiratory Advisor

Senior physician at the Medical Intensive Care unit and at the Pulmonology Institute at the Hadassah Medical Center. Lecturer at the Hebrew University Faculty of Medicine & Hadassah Medical School. Current research: Chronic Obstructive Pulmonary Diseases, &prevention of sepsis related organ dysfunction with Allocetra.



Dr. Orit Cohen Jacob, MDV

Clinical & Research Advisor

Veterinary surgeon & expert in laboratory animal science, Israeli Prime Minister's Office, Chairwoman of the National Animal Experimentation Ethics Committee, Founder of GLP/GMP companies: SeruMed GMP Ltd.: Production of anti-venom serum.BioSphera Ltd.: Specialized in pre-clinical research

Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

INSPIRA

Investment Highlights • Innovative and cost - effective respiratory technology • Early saturation elevation to prevent the use of MV • Patients treated while awake,  responsive  &  breathing spontaneously • Raises saturation levels in 1  minute • Reduces hospitalization stay and treatment costs • Total addressable market of  : $ 25 Bn • Experienced and committed management team Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

Thank You Joe Hayon Co - Founder, President & CFO E - mail : joe@inspirao 2 .com www.inspira - technologies.com